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Richard D. Truesdell, Jr.

Davis Polk & Wardwell llp	212 450 4674 tel
450 Lexington Avenue	212 701 5674 fax
New York, NY 10017	richard.truesdell@davispolk.com
December 8, 2009
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Ms. Lauren Nguyen

RE:	Orbitz Worldwide, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 25, 2009
File No. 001-33599
Dear Ms. Nguyen:
          On behalf of Orbitz Worldwide, Inc. (“Orbitz”), we hereby submit Orbitz’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 3, 2009 with respect to the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”).
          This letter and Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via facsimile a hard copy of this letter, along with a copy of Amendment No. 1 marked to indicate changes from the version filed on November 25, 2009.
          For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of Orbitz. All references to page numbers in Orbitz’s responses are to the pages in the marked version of Amendment No. 1.
Letter to Shareholders/Cover
1.	Please revise the second paragraph to clarify that you are seeking shareholder approval to issue 17,185,704 shares of your common stock related to the referenced transactions.
          Response:
          In response to the Staff’s comment, the disclosure in the Letter to Shareholders/Cover of the Preliminary Proxy Statement has been revised.

Lauren Nguyen	2	December 8, 2009
          Corresponding changes were made in the Notice of Special Meeting of Shareholders, the Table of Contents and on page 4 to ensure consistent presentation of the proposal.
2.	Please tell us why the shareholders do not have the chance to vote on increasing the size of your Board of Directors from eight to ten.
          Response:
          Pursuant to Orbitz’s Certificate of Incorporation and By-laws Orbitz’s Board of Directors consists of between three and fifteen members, with the number to be fixed from time to time by the Board of Directors. As a result, shareholder approval of the increase from eight to ten directors is not required.
          Further, in response to the Staff’s comment, we have included disclosure explaining why the Company is not seeking shareholder approval of the increase in the size of the Board of Directors in “Question and Answers About These Proxy Materials and the Special Meeting” on page 3.
Description of the Transactions Documents, page 7
3.	Revise to briefly disclose the material representations and warranties of the Exchange Agreement and the Stock Purchase Agreement. While we note that the agreements were filed via Form 8-K on November 10, 2009, the material terms of the agreements should be summarized in the proxy statement for shareholders.
          Response:
          In response to the Staff’s comment, the disclosure on page 7 of the Preliminary Proxy Statement has been revised.
Proxy Card
4.	Clarify that you are asking shareholders to approve the issuance of 17,185,704 shares of your common stock pursuant to the Exchange Agreement and Stock Purchase Agreement.
          Response:
          In response to the Staff’s comment, the proxy card has been revised.
**************
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its proxy statement;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and

Lauren Nguyen	3	December 8, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (212) 450-4674 or Chris Mayer at (212) 450-4338 should you require further information or have any questions.
Sincerely,
/s/ Richard D. Truesdell
Richard D. Truesdell